Andrew I. Telsey, P.C. Attorney at Law
12835 E. Arapahoe Road, Tower One, Penthouse #803, Englewood, Colorado 80112 Telephone: 303/768-9221 • Facsimile: 303/768-9224 • E-Mail: andrew@telseylaw.com

August 2, 2012

VIA:           EDGAR

Securities and Exchange Commission
450 Fifth Street, N. W.
Washington, D.C.  20549
Attn: Sonia Bednarowski, Esq.

RE:	Yummy Flies, Inc.;
Amendment No. 1 to Form S-1;
SEC File No. 333-17118

Dear Ms. Bednarowski:

Filed electronically on behalf of Bureau of Yummy Flies, Inc. (the “Registrant” or “Company”) is Amendment No. 1 to the Form S-1 (the “Amendment”), submitted in response to the staff’s written comments of January 10, 2011. This letter describes the Registrant’s response to each comment and the location in the filing where the changes have been made.  All references to page numbers are to the redlined Amendment that has been forwarded to you by overnight delivery under separate cover.

General
Comment No. 1

The page numbering issue has been rectified in the Amendment.

Outside Front Cover Page of the Prospectus
Comment No. 2

Comment complied with.

Prospectus Summary
(page 3)
Comment No. 3

The Summary has been revised to provide a clearer description of the Company and this new disclosure addresses the issues raised by the staff.  See page 3.

Securities and Exchange Commission
August 2, 2012

Comment No. 4

The proposed offering price has been established at $0.05 per share in the Amendment in accordance with your comment no. 17.  The Amendment addresses the staff’s comment herein at the cover page to the registration statement and pages 1 and 3 of the Prospectus.

Comment No. 5

The relevant disclosure included in the initial registration statement has been deleted in the Amendment.  Because of the period of time that has elapsed the Amendment does not disclose the prior private offerings undertaken by the Company in the Prospectus Summary.

Comment No. 6

As stated in our response 5, above, this disclosure is no longer included in the Summary due to the lapse of time that has occurred from the date of the initial filing of the Registrant’s registration statement.

Comment No. 7

The Prospectus Summary in the Amendment includes the requested financial disclosure.  See page 3.

Comment No. 8

The Prospectus Summary has been revised to reflect the staff’s comment, including the amount of additional funds estimated to be needed to obtain profitability.  See pages 3, 6 and 16.

Comment No. 9

The relevant disclosure has been included in the Amendment.  See page 3.

Risk Factors
(page 5)
Comment No. 10.

The Amendment contains a risk factor addressing the issue of management’s limited previous experience in managing a public company, along with additional disclosure concerning the difficulties in establishing and maintaining acceptable internal controls on financial reporting.  See page 7.

Comment No. 11.

The Amendment contains a risk factor disclosing the risk of developing a recreation-related business during an economic downturn.  See page 6.

Securities and Exchange Commission
August 2, 2012

Comment No. 12.

The risk factor has been revised to include the staff’s comments.  See page 7.

Comment No. 13

The risk factor has been revised to include the staff’s comment.  See page 7.

Comment No. 14

The risk factor has been revised to include the staff’s comment.  See page 7.

Comment No. 15

The risk factor and the disclosure on page 19 have been revised to delete the names of the national brands.  See page 7 and 18.

Comment No. 16

Reference to “other firms” has been deleted in the Amendment.  By “other firms” it was intended to disclose that members of our management have other full time employment other than with our company.  This risk factor has been revised accordingly.  See page 7.

Comment No. 17

The Amendment contains revised disclosure throughout increasing the publicly-tradable share offering price to $0.05 per share.  See our response to comment 4, above.

Selling Shareholders
(page 11)

Comment No. 18

The disclosure in the Amendment now contains the word “other” to describe issuances in addition to our private offerings.

Comment No. 19

An additional footnote disclosing our relationship with Mr. Telsey has been added in the Amendment.  See page 12.

Securities and Exchange Commission
August 2, 2012

Plan of Distribution
(page 12)

Comment No. 20

The disclosure has been revised to accurately reflect this section of the Securities Act.  See page 13.

Management’s Discussion and Analysis of Financial Condition and Results of Operations
(page 13)

Results of Operations
(page 14)

Comment No. 21

Due to the length of time that has elapsed since the filing of the initial registration statement this issue is no longer relevant.  However, explanation of increases and decreases in our results of operations is contained in the Amendment. See page 15.

Description of Business
(page 15)
Comment No. 22

All marketing language has been removed in the Amendment.

Comment No. 23

The Amendment contains disclosure on the price points of our products.  See page 19.

Comment No. 24

The Amendment contains specific references and sources of information concerning the increase in fly fishing.  See page 18.

Comment No. 25

The word “major” has been removed in the Amendment.

Comment No. 26

The term “imaginative” has been deleted in the Amendment.

Securities and Exchange Commission
August 2, 2012

Comment No. 27

The disclosure concerning our DVD’s and various phases of development has been revised in the Amendment in accordance with the staff’s comment.  See pages 18-21.

Comment No. 28

The disclosure concerning our various phases of development has been revised and reorganized in the Amendment to include the disclosure requested by the staff.  See pages 18-21.

Comment No. 29

The requested additional disclosure is included in the Amendment.  See page 21-22.

Comment No. 30

The disclosure in the Amendment has been enhanced to better explain our initial marketing activities.  See pages 18-23.

Comment No. 31

As stated in the response to comment 30, above, the business section has been revised to better explain both our marketing objectives and cost structure of our products.  See pages 18-25.

Comment No. 32

The number of different flies and those pictured in the Prospectus has been reconciled in the Amendment.  See pages 21-22.

Comment No. 33

The disclosure in the Amendment has been revised to eliminate these inconsistencies.

Comment No. 34

The Amendment contains disclosure of timelines and budget requirements applicable to the Company’s business plan throughout the prospectus.

Comment No. 35

The terms of the agreement with Mr. Dunnigan is included in the Prospectus and the relevant agreement has been included as an exhibit.  Please note that Exhibit 10.1 states that it is an addendum, but this is the only agreement between the parties.  See page 22.

Securities and Exchange Commission
August 2, 2012

Comment No. 36

It is respectfully submitted that no additional risk factor is required in the Amendment.  The agreement with Mr. Dunnigan acknowledges his additional employment and the activities proposed to include his involvement with our Company can be performed by current management if the need requires.  As such, there does not appear to be any risk.

Comment No. 37

This reference has been deleted in the Amendment.

Comment No. 38

This reference has also been deleted in the Amendment.

Comment No. 39

The information requested in the staff’s comment has been incorporated into the Amendment.  See page 22.

Comment No. 40

The Amendment includes the information requested by the staff, as well as relevant disclaimer language on this issue.  See page 22.

Employees
(page 19)

Comment No. 41

No formal relationships have been established as of this date.  The reference to third party services consisted of friends and industry associates of management and no compensation has been paid or agreed to be paid in the future.  Relevant disclosure of this matter has been included in the Amendment.  See page 26.

Trademarks/Trade Names/Intellectual Property
(page 19)

Comment No. 42

The reference to “YummyFlies” trademarked products has been deleted in the Amendment.  No formal copyright has been filed.

Securities and Exchange Commission
August 2, 2012

Management
(page 20)

Executive Officers, Directors and Key Personnel
(page 20)

Comment No. 43

The relevant risk factor cited in the staff’s comment has been revised and enhanced to disclose the relationship of Mr. Okizaki and Orvis.  See page 7.

Comment No. 44

Relevant disclosure relating to Item 401(e) of Regulation S-K has been added in the paragraph above management’s resume.  See page 26.

Shares Eligible for Future Sale
(page 23)

Comment No. 45

The Amendment contains additional disclosure concerning the penny stock rules as requested.  See page 29.

Comment No. 46

The reference has been removed per the staff’s request.

Rule 144
(page 23)

Comment No. 47

The Amendment has been revised pursuant to the staff’s comment.  See page 30.

Securities and Exchange Commission
August 2, 2012

Recent Sales of Unregistered Securities
(page 39)
Comment No. 48

No disclosure in this section is included in the Amendment because the Registrant has not issued any of its securities during the prior three years.

Undertakings
(page 40)

Comment No. 49

The Undertakings section of the registration statement has been revised.  See pages II-2 through II-4.

Signatures

Comment No. 50

The signature page to the Amendment has been revised per the staff’s comment.  See page II-5.

Exhibit 5.1

Comment No. 51

The exhibit has been revised per the staff’s comment

Based on the foregoing responses to the staff's letter of comment, and the revisions made by this Amendment, we believe this Amendment is in compliance with the applicable form instructions and rules pertaining thereto and that it is complete.  Additionally, we believe that, because of the completeness of the Amendment, an effective date of Friday, August 24, 2012, or as soon thereafter as practicable, is appropriate.  We intend to contact you prior to this date to confirm.

Thank you for your assistance.  If we can be of any assistance in connection with the staff’s review of the Amendment please do not hesitate to contact the undersigned at your earliest convenience.

Very truly yours,

ANDREW I. TELSEY, P.C.

/s/ Andrew I. Telsey

Andrew I. Telsey
For the Firm